Filed Pursuant to Rule 433
Registration No. 333-289263
Pricing Term Sheet

May 4, 2026

BROADRIDGE FINANCIAL SOLUTIONS, INC.

Pricing Term Sheet

Issuer:	Broadridge Financial Solutions, Inc.

Security:	5.750% Senior Notes due 2036 (the “Notes”)

Anticipated Ratings*:	Moody’s: Baa2 / S&P: BBB / Fitch: BBB+

Principal Amount:	$500,000,000

Trade Date:	May 4, 2026

Settlement Date**:	T+9; May 15, 2026

Maturity:	May 15, 2036

Coupon:	5.750%

Public Offering Price:	99.700% of the principal amount

Yield to Maturity:	5.790%

Spread to Benchmark Treasury:	T+135 bps

Benchmark Treasury:	4.125% due February 15, 2036

Benchmark Treasury Price and Yield:	97-16+ and 4.440%

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2026

Optional Redemption:	Prior to February 15, 2036 (the “Par Call Date”), make-whole call at any time at a discount rate of U.S. Treasury plus 25 basis points

On or after the Par Call Date, at any time at a redemption price equal to 100%

CUSIP:	11133T AF0

ISIN:	US11133TAF03

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:
J.P. Morgan Securities LLC
BofA Securities, Inc.
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC
BNP Paribas Securities Corp.
TD Securities (USA) LLC
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:	BMO Capital Markets Corp. HSBC Securities (USA) Inc. Loop Capital Markets LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. Barclays Capital Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

**It is expected that delivery of the Notes will be made against payment therefor on or about May 15, 2026, which is the ninth business day following the date hereof (such settlement cycle being referred to as “T+9”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before the day of delivery will be required, by virtue of the fact that the Notes initially will settle in T+9, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) and a related preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read these documents, including the documents incorporated by reference therein, for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (1) J.P. Morgan Securities LLC collect at 212-834-4533, (2) BofA Securities, Inc. toll-free at 1-800-294-1322, (3) Morgan Stanley & Co. LLC toll-free at 866-718-1649 or (4) Wells Fargo Securities, LLC toll-free at 1-800-645-3751.